UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 08, 2015

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

8 April 2015

Amec Foster Wheeler plc (the 'Company')

Non-executive director securities dealing

Pursuant to our obligations under Disclosure Rule 3.1.4(R), we hereby advise you that Kent Masters has notified us today of the following transactions in the securities of the Company.

Number of ordinary shares sold	Sale price per share	Date sold	Sale place
50,000	£9.20	7 April 2015	London
50,000	£9.18	7 April 2015	London
50,000	£9.19	7 April 2015	London
50,000	£9.23	8 April 2015	London
110,026	£9.26	8 April 2015	London
37,247*	US$13.59	7 April 2015	New York
71,498* (held in the name of Beth Masters)	US$13.57	7 April 2015	New York

*Issued in the form of American Depositary Receipts

Following the above transactions, Kent Masters has an interest in 70,000 shares, held in the form of American Depositary Receipts, which represents 0.02% of the voting rights of the Company.

Kim Hand
Senior Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 08 April 2015
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary